
STRATTON & IVY

strattonandivy.com Sheridan, WY

Technology | Ecommerce | Consumer Goods | B2C | AI

STRATTON & IVY

An AI-Powered Luxury Apparel & Retail Technology Company

Highlights

1. Founder-led $200M NASDAQ accessories company sold at a 111% premium to shareholders.

2. Raised $700K+ and secured national distribution in year 1 of a previous luxury apparel brand

3. 30+ years developing accessories for Tommy Hilfiger, Ralph Lauren, Nautica, Guess & Kenneth Cole.

4. Founder is an award-winning product designer, earning multiple industry design honors.

5. Established relationships with numerous elite private clubs, generating repeat business.

6. Global sourcing network built on decades of trusted manufacturing relationships.

7. AI-powered operating model proj. to reduce annual operating expenses by $200K+ (not guaranteed)

8. Unit economics: $42.50 landed cost → $162.50 gross profit at $205 MSRP.

Featured Investors



Greg Gale Follow — Invested $25,000

Greg Gale is a mortgage industry executive, executive coach, and entrepreneur with over 20 years of leadership experience. Known for his integrity, strategic thinking, and passion for helping others, he has coached business professionals nationwide.
thegaleteam.com

"I've known Jim personally and professionally for over 20 years. I've seen his drive, determination, professionalism, and attention to detail. I was honored to receive the call that Jim was starting this new venture and his vision for Stratton & Ivy is nothing short of amazing and 100% possible under Jim's guidance and leadership."



Paul Kellam Follow — Invested $10,000

Expert in the application of advanced technology to serve business goals, with extensive experience in corporations, consulting and startups.
kellamit.com

kellamit.com



Andrew Hirsch Follow Invested $25,000

Professor Emeritus of Physics at Purdue University

"Stratton & Ivy is the brainchild of James Tulin. Having an extensive background in retail, he created Oxford Hounds, a company that was known for its high quality Italian shirts, belts... After handing over Oxford Hounds to his son, James has turned his attention to Stratton & Ivy, a truly innovative approach to high quality clothing, inventory control. James has built a platform using AI to maximize profits for those using his services. The target audience is top-notch golf shops. I am certain that S & I will be a huge success."

& 11 more

Team



James Tulin Founder, CEO & Creative Director

SPV Voting Proxy

Built SWANK Inc. a 115-year family men's accessories company, into a $200M market leader and later founded another luxury fashion brand extending that legacy of Italian craftsmanship, profitability, and disciplined global growth built for strategic acquisition



Christopher Tulin CFO

Pepperdine's top finance graduate with nearly a decade of experience in valuation modeling and growth strategy. Built Stratton & Ivy's financial framework from the ground up, integrating AI-driven forecasting and disciplined capital structure design



Andrew Madison Advisory Board Member

Andrew Madison brings extensive experience in Information



Technology infrastructure, software development, and systems deployment. He has consulted for several Fortune 500 corporations, supporting complex technology and operational environments.

Pitch Deck



STRATTON & IVY
THE FUTURE OF PREMIUM RETAIL
STARTS HERE.
Luxury merchandise.
Intelligent technology.
A scalable platform for specialty retail.

Founded by an executive who scaled a $200M accessories company—now building an AI-powered luxury apparel and retail technology company.

We've Done this Before

This is not a first-time founder story.

For decades, we built and operated one of the world's largest men's & ladies accessories businesses — experience we are now

applying to a more scalable, **AI-driven** men's luxury apparel and accessories model.

It’s **proven execution** combined with modern technology designed to reduce traditional development costs, improve speed to market, and build a higher-margin luxury brand for today’s consumer.



Why Experience Matters
Because proven experience increases the probability of success.
NUMBERS MATTER.
20%
Fail in Year One
50%
Fail by Year Five
65%+
Fail by Year Ten
Source: U.S. Bureau of Labor Statistics
Early numbers attract attention. Proven execution builds lasting companies.
EXPERIENCE DETERMINES WHO SUCCEEDS.
Why This Founder Is Different
7 consecutive years as the company's top salesman among 200 dedicated sales professionals
Built a new fragrance division from zero to $15 million at age 25 — in just 3 years
Guided and directed retail sales growth from $95 million to $200 million
Developed multimillion-dollar programs adopted by billion-dollar brands including Ralph Lauren, Tommy Hilfiger, Kenneth Cole, Nautica, Geoffrey Beene, Guess
Developed and secured private-label business across major U.S. retail channels exceeding $30 million
MOST STARTUPS ASK INVESTORS TO TRUST PROJECTIONS.
STRATTON & IVY OFFERS INVESTORS AN OPPORTUNITY BUILT UPON PROVEN SUCCESS OVER FOUR DECADES.
STRATTON & IVY

A Luxury Mindset. A Product Obsession.

Italian-Crafted Luxury Menswear and Accessories.









Why This Opportunity Exists NOW

Demand is strong — but most brands are still built the **same old way.**


CONSUMER PROFILE
Spending power has materially strengthened within our core customer.
Target demographic (ages 35-60)
Household income increased 23%
Annual discretionary spending rose 28%
Household spending now exceeds $90K - $100K annually.
Source : U.S. Consumer Expenditure Survey
DEMAND
Luxury demand continues rising across adjacent premium categories:
Luxury fashion +8-10% annually
Luxury automobiles +35% since 2021
Luxury travel +9% annually
Luxury hotels +4.6%
Luxury home buying +3.9%
Source : Bain Luxury Study / Industry market reporting
WHY NOW
Comparable Italian luxury remains priced 30-40% higher, leaving the door open for value-led disruption
70% of consumers purchase luxury apparel annually
1 in 3 luxury consumer spends $1000+ per year
Luxury consumers buy when quality and value are unmistakable
The customer already exists. Purchasing behavior is established. Market share remains open for the taking.

A $650B Global Menswear Market

Today's luxury buyer expects quality, craftsmanship — and better value.


$130B Luxury Segment
Global men's luxury apparel and accessories
25% Core Categories


Luxury shirts and accessories account for one-quarter of men's luxury spend
1.9B Units Sold Annually
Global polo and belt sales exceed 1.9 billion units annually
6-8% Annual Growth
Luxury menswear continues expanding across core categories
0.02% Capture
Capturing just 0.02% supports Stratton & Ivy reaching a $30M+ brand within 3-5 years

The Problem: Luxury Menswear Is Broken

Traditional luxury apparel companies are built on outdated, labor-heavy structures that AI can now fundamentally replace.

→ **Logo over product**

→ **Margins before value**

→ **Designed for obsolescence**

→ **Manufacturing optimized for cost, not craftsmanship**

The result: luxury pricing no longer guarantees a **luxury product.**


MADE IN VIETNAM
$650
LUXURY POLO



The Solution: A New Apparel Operating Model — Powered by AI


WE UNDERSTAND
THE PROBLEM
WE KNOW
HOW TO SOLVE IT
Brands often rely on logos to compensate for high prices and weak product value
WE focus on product substance, not logo-driven appeal
Traditional product development is slow, expensive, and inefficient
WE use AI to reduce development time, limit costly sampling, and accelerate execution
Supply chain inefficiencies often raise product costs
WE work with fewer trusted vendors to improve leverage, control cost, and protect value
Ineffective company inventory planning drives higher consumer prices
WE plan inventory early and tightly to avoid excess and costly markdowns
Corporate profits typically matter more than quality and value
WE build quality and value into the product first because great product earns loyalty
Most legacy brands are built around infrastructure and brand overhead.
Stratton & Ivy was designed from inception around direct sourcing, disciplined margins, and product-first value creation.


PROVEN CUSTOMER DEMAND
+3% to+ 5%
U.S luxury market growth outlook for 2026
Source: Bain & Company
59%
Luxury shoppers will pay up to 20% more for trusted brands
Source: YouGov
$251K+
Income households drive 49% of U.S. consumer spending
Source: Moody's Analytics
+12%
Increase in spending By top-income households Over the past year
Source: Moody's Analytics
Established Demand. Active Buyers. Repeat Purchase.

Luxury demand is proven — **most brands fall short on**

execution

• No brand consistently delivers Italian-crafted luxury menswear at this level of quality and price discipline

• Stratton & Ivy is built to capture this demand faster, leaner, and more profitably using AI

Higher margins are created through operational efficiency, not inflated pricing



UNIT ECONOMICS
Luxury Product. Disciplined Economics
DTC
Price $212
Cost $46
Profit $166
Wholesale
MSRP $212
Wholesale Price $95
Cost $46
Profit $49
Wholesale Pricing assumes 55% retailer markup
Blended Selling Price: $136 per unit
Blended Gross Profit: $90 per unit
66% Blended Gross Margin
Product Mix: 65% Apparel • 35% Accessories
Sales Mix: 65% Wholesale • 35% DTC

Path to $20M Through Disciplined Growth



3-YEAR GROWTH PLAN
YEAR 1
FOUNDATION
$2.5M
YEAR 2
EXPANSION
$7M
YEAR 3
SCALE
$18M


~30,000 Units
@$84 Wholesale
Break-even to modest profit
~83,000 Units
@$84 Wholesale
~$1.2M–$1.6M Net Profit
~215,000 Units
@$84 Wholesale
~$3.5M–$5M Net Profit
PATH FORWARD
<0.02% Market Capture → $30M+ Brand (Year 4)

Future projections are not guaranteed.


What Sets Stratton & Ivy Apart
Artisan-Made in Italy
100% Cotton Collar Interlining
for maximum collar strength and structure.
Single Needle Stitching
Creates cleaner seams with a stronger, more refined finish.
Hand-Sewn Buttonhole
Made by hand for superior durability and a distinctive touch.
Hand-Sewn Cuffs
Soft non-fused construction creates a more natural shape and refined comfort.
Stratton & Ivy
Mother-of-Pearl Buttons
Naturally durable with refined luster.
Italian Two-Ply Egyptian Cotton
Woven for softness, strength, and durability

Most luxury brands still operate the old way — Stratton & Ivy uses AI to move faster and leaner


COMPETITIVE LANDSCAPE
THE COMPETITION
STRATTON & IVY
MARGIN BEFORE VALUE
Most brands optimize for margin over long-term product quality and customer value
PRODUCT BEFORE MARGIN
Design, craftsmanship, and long-term customer value take priority over margin optimization
COUNTRY OF ORIGIN OFTEN OBSCURED
AUTHENTIC MADE IN ITALY


Premium pricing often masks offshore sourcing and mass-market production
Italian sourcing and craftsmanship remain central to the brand identity and product quality
VOLUME-DRIVEN DISTRIBUTION
Distribution strategies are often designed to maximize scale before exclusivity
DISCIPLINED PRODUCT STRATEGY
Focused product development prioritizes quality, consistency, and long-term brand integrity
LUCA FALONI
HOLDERNESS & BOURNE.
PETER MILLAR
Velasca
MILIANO

AI Eliminates Traditional Development Costs

At $10M in revenue, traditional apparel companies carry ~$1.3M in development and operating overhead. Stratton & Ivy eliminates much of this cost structure through AI — already demonstrated through real orders.


AI Creates Higher Margins at Scale
AI Generated Orders Without Samples
Orders secured directly from AI-generated renderings – without samples, photography, or production
$90,000
In orders – 30 days
AI Replaces Traditional Development Costs
AI product design
AI product photography
AI product renderings
AI presentation materials
Traditional Sampling, Photography & Development Costs
$300,000+ annually
Stratton & Ivy annual development costs largely eliminated
CONCEPT DESIGN
PRODUCT SPEC
SALES READY PRODUCT
SOCIAL MEDIA
Windsor
AI converts concept into sales-ready product without traditional sampling or development cost

From Artificial Intelligence to Real-World Retail Intelligence


CLUBSYNC™
PROPRIETARY AI INVENTORY & REPLENISHMENT INTELLIGENCE
Intelligent Inventory.
Smarter Decisions.
Stronger Performance.
Developed specifically for the unique inventory, replenishment, and forecasting challenges facing clubs, resorts, and specialty retailers.
DASHBOARD
$1.42M
68.4%
94.7%
$3.17M
2,842
REPLENISHMENT ALERT
APPROVE ORDER
VIEW DETAILS
AI-POWERED FORECASTING
Machine learning models analyze demand and predict what's next.
AUTOMATED REPLENISHMENT
Actionable recommendations ensure the right product, in the right place, at the right time.
IMPROVED SELL-THROUGH
Optimize inventory levels to drive more sales and reduce markdowns.
REDUCED STOCKOUTS
Increase availability and deliver a better customer experience.
RECURRING SAAS OPPORTUNITY
Scalable technology creating long-term value beyond product sales.
ClubSync™ is a proprietary technology platform developed by Stratton & Ivy.
Trademark and intellectual property protections are being actively pursued where applicable.

See ClubSync™ in Action

Watch how ClubSync™ uses AI-powered forecasting and replenishment intelligence to help clubs and specialty retailers make smarter inventory decisions.


ClubSync™
Inventory and Order Intelligence
for Clubs, Resorts, and Private Label Retail
AI-POWERED PREDICTIONS
REAL-TIME INTELLIGENCE
AUTOMATED REPLENISHMENT
MAXIMIZED RETAIL IMPACT
AI-powered replenishment.
0:00 / 0:54
STRATTON & IVY

High-Margin, Repeatable Economics in Every Order


PERFORMANCE BENCHMARKS
$205
Core Product MSRP
$162.50
Gross Profit Per Unit
$3,500
Avg. Wholesale Order
$290
DTC Average Order Value
~70%+
Blended Gross Margin
66%–70% Target Gross Margin Range
<45 DAYS
Concept to Delivery
STRATTON & IVY

Future projections are not guaranteed.

Path To Investor Returns


$2.5M
PRE-MONEY VALUATION
$30M
5-YEAR REVENUE TARGET
$64.9M
EXIT VALUE
BASED ON
$6.3M EBITDA
USING 10.3x EV/EBITDA
26x
POTENTIAL RETURN
=
$26,000
POTENTIAL INVESTOR VALUE
Based on a $1,000 investment
Five-year revenue and EBITDA projections with valuation based on comparable public market multiples
Source: NYU Stern — Apparel & Accessories median EV/EBITDA multiple: 10.3x
EBITDA = Earnings Before Interest, Taxes, Depreciation & Amortization • EV = Enterprise Value •
Projections are illustrative only and not guarantees of future performance.

Future projections are not guaranteed. There is no guarantee of any exit for investors. Do not invest more than you can afford to lose.

Luxury That Travels Socially

Consistent digital storytelling builds brand presence, accelerates awareness, and positions Stratton & Ivy to capture market share through repeat engagement.


STRATTON & IVY
Handcrafted in Italy
STRATTON & IVY
Handcrafted in Italy
18
PAR 5
HDCP 3
532

• 32% of capital raised allocated toward customer acquisition and digital brand expansion

• Average DTC order value of ~$290 with ~70% blended gross margin profile

• Consistent multi-platform content across Instagram, Facebook, and LinkedIn compounds visibility, strengthens brand recall, and drives direct customer acquisition

Investors Back People Before Ideas

65% of startup failures are tied to founder conflict, leadership breakdown, or lack of experience to execute *(Harvard Business Review)*


WHAT INVESTORS LOOK FOR FIRST
1 FOUNDER QUALITY & LEADERSHIP
Jason Calacanis
Early investor in Uber, Robinhood & 300+ startups
"I was wrong about their ideas, but I was right about them."
2 MARKET SIZE & PROOF OF DEMAND
Paul Graham
Co-founder of Y Combinator
"Investors like startups that seem like they're going to succeed even without them."
3 SCALABILITY & ECONOMIC MODEL
Sequoia Capital
Early investor in Apple, Google, Stripe
"Product-market fit begins with how customers relate to the problem being solved."
STRATTON & IVY RESUME
Built and scaled a $200M NASDAQ accessories business
50+ years of experience
$650B global men's apparel market
$130B premium target segment
AI-driven development and operating model
~70% blended gross margin profile

◆ **Founder experience matters** — leadership quality and execution are among the strongest predictors of startup success (Source: Harvard Business Review)

◆ **Without real market demand, startups fail** — 42% of failed startups cite lack of market need as the primary reason

◆ **Investors consistently back proven founders** with scalable business models and credible paths to growth

---

Built With Values Beyond the Balance Sheet


STRATTON ANGELS


We repurpose excess leather that would otherwise be discarded into quality collars and leashes for shelter and homeless dogs.
Our products are provided to rescues where basic equipment is needed every day for intake and walks.
Each year, over 6.5 million dogs enter U.S. shelters, with millions more struggling on the streets.
For more than 40 years, caring for dogs has meant everything to us.
ADOPTED

Why True Quality Still Begins in Italy

Meet Marco — Our Italian artisan behind every Stratton & Ivy belt.


Why We Chose Italy
Stratton & Ivy
I was lucky enough to have been given the opportunity
Watch on YouTube

AI Enables More Efficient Use of Every Dollar

⚙️ More capital goes toward growth and customer acquisition — not traditional overhead.


How We Put Capital Work
$2.5M TO ACCELERATE NATIONAL EXPANSION
24%
36%
$2.5M
Total Raise
8%
32%
Operations & Growth Infrastructure
$0.6M (24%)
INVENTORY EXPANSION
$0.9M (36%)
BRAND & CUSTOMER ACQUISITION
$0.8M (32%)
PRODUCT DEVELOPMENT & BRAND ASSETS
$0.2M (8%)
Capital deployed to accelerate scale, expand market reach, and build the infrastructure for sustained growth

Everything Is in Place for Success


EVERYTHING IS IN PLACE FOR SUCCESS
Massive Demand • Multi-Billion Dollar Market
~70% Blended Gross Margin
POSITIONED TO WIN
True Luxury at an Honest Price
Lifetime in Luxury Menswear
Large & Growing Market Demand
Multi-billion dollar luxury accessories market
Product Positioning
True luxury at an honest price
Founder Knows the Premium Buyer
Lifetime in luxury menswear
Proven Founder
Built a $200M NASDAQ company

For those interested in learning more about Stratton & Ivy, our vision, or the opportunity ahead, I would be happy to connect

directly.

James Tulin — Founder & CEO

jim@strattonandivy.com

StrattonandIvy.com